[SRZ Letterhead]





                               September 18, 2009


VIA EDGAR

Mr. James E. O'Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


    Re: Robeco-Sage Multi-Strategy Fund, L.L.C. ("Multi-Strategy")
        Post-Effective Amendment No. 2 to the Registration Statement
        On Form N-2 (File Nos. 333-154909 and 811-21778) and
        Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. ("Multi-Strategy Institutional," and together with Multi-Strategy, the "Funds") Post-Effective Amendment No. 2 to the Registration
        Statement On Form N-2 (File Nos. 333-152795 and 811-22224)
        ------------------------------------------------------------------------


Dear Mr. O'Connor and Ms. DiAngelo:

     On behalf of the Funds, we describe the changes to the Funds' Registration Statements that we have made in response to your comments. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

          Capitalized terms used but not defined in this letter have the same meanings given in the Funds' Registration Statements.

1. PLEASE CONFIRM THE AMOUNT OF ASSETS USED IN THE FEE TABLE CALCULATIONS IN THE "SUMMARY OF FUND EXPENSES" SECTION OF EACH FUND'S PROSPECTUS.

          The net assets of Multi-Strategy as of the fiscal year ended March 31, 2009 were used in the Fee Table calculations for Multi-Strategy. The net assets of Multi-Strategy Institutional as of the fiscal year ended March 31, 2009, plus anticipated assets of $10 million for the 2010 fiscal year, based on the projections of Robeco Securities, L.L.C., the Funds' distributor, were used in the Fee Table calculations for Multi-Strategy Institutional.


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September 18, 2009
Page 2


2. IF THE INCLUSION OF THE FEES AND EXPENSES OF ANY MONEY MARKET MUTUAL FUND IN WHICH THE FUNDS HOLD CASH WOULD CHANGE THE CALCULATION OF THE "ACQUIRED FUND FEES AND EXPENSES" ("AFFE CALCULATION") IN THE "SUMMARY OF FUND EXPENSES" BY MORE THAN 0.01%, PLEASE INCLUDE THOSE FEES AND EXPENSES IN THE AFFE CALCULATION.

          Because the fees and expenses of the money market mutual fund in which the Funds hold cash would change the AFFE Calculation by more than 0.01%, those fees and expenses have been included in the revised AFFE Calculation.

3. PLEASE REVISE THE UNDERLINED SECTION OF THE FOLLOWING SENTENCE IN THE FUNDS' PROSPECTUSES REGARDING EACH FUND'S EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT: "REIMBURSEMENT WILL BE MADE AS PROMPTLY AS
     POSSIBLE BUT ONLY TO THE EXTENT IT DOES NOT CAUSE THE FUND'S ORDINARY OPERATING EXPENSES TO EXCEED THE EXPENSE LIMITATION IN EFFECT AT THE TIME THAT THE EXPENSE WAS PAID OR ABSORBED" SO THAT IT READS AS FOLLOWS: "IN EFFECT AT THE TIME OF REIMBURSEMENT."

          The requested change has been made in the Funds' prospectuses. In addition, we note that each Fund's Expense Limitation and Reimbursement
Agreement may only be terminated or modified with the Fund's consent. The Adviser may not unilaterally increase the level of either Fund's expense limitation. Any such increase would have to be approved by the Fund's board of managers.

          In addition to the foregoing, each Fund acknowledges that:

          o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Funds believe that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                              Very truly yours,


                                              /s/ George M. Silfen

                                              George M. Silfen